Exhibit 12.1

MGM GROWTH PROPERTIES OPERATING PARTNERSHIP LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

	Nine months ended September 30, 2016
	(In thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(14,739)

Fixed charges (see below)	72,314

	57,575

Capitalized interest	—

	57,575

Fixed charges:
Interest expense, net	$72,314

Capitalized interest	—

	72,314

Ratio of earnings to fixed charges		(a)

(a)	Earnings were not adequate to cover fixed charges by $14.7 million. Information used to calculate the September 30, 2016 ratio includes income statement activity of our Predecessor from January 1, 2016 through April 25, 2016.